14047886

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RECEIVED MAR 0 4 2014 SEC MAIL PROCESSING SECTION WASH. DC 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.P. Bullhound, Inc.

OFFICIAL USE ONLY
147794
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1620
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alec Dafferner (415) 272-3317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460 (Address) Walnut Creek, (City) California (State) 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/28/14

OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.P. Bullhound, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 14, by Alec Dafferner proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature [signature]

Notary Public

[signature]

Signature

Chief Operating Officer

Title

ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

GP BULLHOUND, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

professional. personalized. service.

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Alec Dafferner***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of Feb, 2014

at San Francisco, California

Alec Dafferner
GP Bullhound, Inc.

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

Report on the Financial Statements

We have audited the accompanying financial statements of GP Bullhound, Inc. (a California corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Bullhound, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 24, 2014

GP BULLHOUND, INC.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash in bank	$	698,507
Restricted certificate of deposit		65,000
Accounts receivable		19,238
Prepaid operating lease		20,756
Deposits and prepaid expenses		21,258
Furniture, equipment, and automobiles net of accumulated depreciation of $48,946		43,148
Total Assets	$	867,907

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	428,221
Income taxes payable		12,885
Total Liabilities		441,106
Shareholders' equity:		
Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		199,999
Retained earnings		226,801
Total Shareholder's equity		426,801
Total Liabilites and Shareholder's Equity	$	867,907

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Operations
For the Year Ended December 31, 2013

Revenue	
Fees and commissions earned	$ 2,575,454
Other income	(13,469)
Total revenue	2,561,985
Expenses	
Salaries and bonuses	1,558,923
Employee benefits	46,348
Travel and entertainment, net	242,272
Rent	117,181
Telephone and communication	52,313
Professional fees:	
Consulting	114,963
Legal	57,223
Accounting	48,121
Insurance	64,749
Automobile	38,613
Office expense	21,887
Regulatory fees	10,941
Depreciation	19,662
Bad debts expense	107,296
Other	16,463
Total expenses	2,516,955
Income before provision for income taxes	45,030
Provision for income taxes	5,063
Net income	$ 39,967

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Changes in Equity
For the Year Ended December 31, 2013

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2012	100	$ 1	$ 199,999	$ 186,834	$ 386,834
Net income	-	-	-	39,967	39,967
Balance - December 31, 2013	100	$ 1	$ 199,999	$ 226,801	$ 426,801

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 39,967
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	19,662
Loss on disposal of equipment	2,913
(Increase) decrease in	
Restricted certificate of deposit	(65,000)
Accounts receivable	997,923
Deferred operating lease	6,276
Deposits and prepaid expenses	(20,024)
Increase (decrease) in	
Accounts payable and accrued liabilities	(526,396)
Income taxes payable	(24,613)
Net cash provided by (used in) operating activities	430,708
Net increase in cash	430,708
Cash balance, beginning of year	267,799
Cash balance, end of year	$ 698,507

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

GP Bullhound, Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Holdings Ltd. (Parent), a U.K. based investment advisory group holding company. GP Bullhound Holdings Ltd. is the holding company for an international group (GP Bullhound Group) that is recognized as one of the leading independent research and advisory teams focused on the technology sector. Established in 1999, GP Bullhound Group has offices in London, England; Manchester, England; Stockholm, Sweden; Berlin, Germany; and San Francisco, California; and a fund management business in Jersey, the Channel Islands.

GP Bullhound, Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2013 are derived from direct client work and work supporting clients of GP Bullhound Group.

Liquidity

While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated for the future operations.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable

Most of the accounts receivable consist of advisory service revenue billed to clients of the Company and to other companies within GP Bullhound Group.

Revenue Recognition

Revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees are paid at the close of a successful deal based on a percentage of the transaction.

Concentrations

Cash

The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company's cash balance exceeded the FDIC insured limit by $448,507.

1. Organization and Summary of Significant Accounting Policies (continued)

Concentrations (continued)

Major customer and related party
The Company provides advisory service to members of the GP Bullhound Group. As a result, $1,022,528 (40%) of the revenue for the year ended December 31, 2013 was from the GP Bullhound Group. The company also derived $1,125,000 (44%) of the revenue from a success fee related to one client.

Income Taxes

The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of fixed assets

Furniture and equipment costing $45,406 and automobiles costing $46,688 were depreciated on a straight-line basis over five to ten years. Depreciation expense for the year ended December 31, 2013 was $19,662.

2. Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound, Inc. was initially capitalized by the contribution of cash from GP Bullhound Holdings Ltd. with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is 1,000 shares. 100 shares are issued and outstanding.

3. Letter of credit

The Company has a letter of credit for $65,000 at 5% over the prime rate with a local bank, which is secured by a $65,000 certificate of deposit. The letter of credit was required as part of the office renovation under the operating lease (see Note 5).

4. Income Taxes

The provision for income taxes for the year ended December 31, 2013, consists of:

Current:	
Federal	$ (17,532)
State	22,595
Total	$ 5,063

Deferred taxes are deemed to be immaterial.

5 Leases

On May 29, 2013, the Company entered into a new lease agreement whereby it agreed to move its offices to a temporary space while tenant improvements are being made to its original office space. The new lease is scheduled to expire 60 months after the Company has moved back into its original location.

The operating lease commitment on the office building, net of the sublease, and office equipment are as follows:

2014	$ 148,217
2015	155,400
2016	157,620
2017	159,840
2018	162,060
2019	164,280
Total	$ 947,417

Total rental expense for 2013 was $117,181.

6. Subsequent Events

Management has evaluated subsequent events through February 24, 2014, the date on which the financial statements were available to be issued.

GP BULLHOUND, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Company equity	$ 426,801
Less non-allowable assets	
Accounts receivable	(19,238)
Deposits and prepaid assets	(21,258)
Prepaid operating lease	(20,756)
Certificate of deposit	(65,000)
Net furniture and equipment	(43,148)
Net capital	257,401
Greater of 6-2/3% of aggregate indebtedness ($441,106) or $5,000	29,407
Net capital in excess of requirement	$ 227,994
Ratio of aggregate indebtedness ($441,106) to net capital ($257,401) (required to be less than 15 to 1)	1.71 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2013 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation (page 2 and 3)	$ 441,106	$ 257,401	1.71 to 1
Change in accounts receivable	-	-	
Change in accounts payable	-	-	
Per statements as finalized	$ 441,106	$ 257,401	1.71 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of GP Bullhound, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do no express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 24, 2014

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by GP Bullhound, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating GP Bullhound, Inc.'s compliance with the applicable instructions of Form SIPC-7. GP Bullhound, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 24, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GP Bullhound, Inc.
One Maritime Plaza
Suite 1940
San Francisco, CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ed Smith (415)-246-7502

2. A.	General Assessment (item 2e from page 2)		$6,439
B.	Less payment made with SIPC-6 filed (exclude interest) 7/1/2013 (Date Paid)		(2,291)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		4,148
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$4,148
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$4,148	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP Bullhound, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Partner
(Title)

Dated the 12 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2013
and ending 12/31, 2013
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $2,575,454

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $2,575,454

2e. General Assessment @ .0025 — $6,439

(to page 1, line 2.A.)

17

GP BULLHOUND INC.
1 MARITIME PLZ STE 1940
SAN FRANCISCO, CA 94111

1002

11-35/1210 CA
91312

DATE 2/14/14

PAY TO THE ORDER OF SIPC $ 4,148.00

Forty-One Hundred Forty-Eight DOLLARS

Bank of America

ACH R/T 121000358

FOR

⑈001002⑈ ⑆121000358⑆ 1641003383 27⑈